As filed with the Securities and Exchange Commission on June 14, 2007.

Registration No. 333-_______

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

THE SECURITIES ACT OF 1933

ABRAXAS PETROLEUM CORPORATION

(Exact name of registrant as specified in its charter)

Nevada	74-2584033
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification Number)

500 North Loop 1604 East	Robert L. G. Watson
Suite 100	500 North Loop 1604 East
San Antonio, Texas 78232	Suite 100
(210) 490-4788	San Antonio, Texas 78232
(Address, including zip code, and telephone	(210) 490-4788
number, including area code, of registrant’s principal executive offices)	(Name, Address including zip code, and telephone number, including area code, of agent for service)

Copies to:

Jackson Walker L.L.P.

112 E. Pecan Street, Suite 2400

San Antonio, Texas 78205

(210) 978-7700

Attention: Steven R. Jacobs

Marcello E. Tamez

Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.

____________________________

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: [ ]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box: [ X ]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

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If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box: [ ]

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box: [ ]

____________________________

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock, par value $0.01 per share	7,049,617	$4.06 (1)	$28,621,445	$879

____________________

(1)

Estimated in accordance with Rule 457(c) of the Securities Act solely for the purpose of computing the amount of registration fee based on the average of the high and low prices of the registrant’s Common Stock as reported on The American Stock Exchange on June 12, 2007.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

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THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY CHANGE. THIS PROSPECTUS IS INCLUDED IN A REGISTRATION STATEMENT THAT WE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THE SELLING STOCKHOLDERS CANNOT SELL THESE SECURITIES UNTIL THAT REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

SUBJECT TO COMPLETION DATED JUNE 14, 2007

ABRAXAS PETROLEUM CORPORATION

7,049,617 shares

of Common Stock

This prospectus relates to the offer and sale from time to time of up to an aggregate of 7,049,617 shares of our common stock by the selling stockholders named in this prospectus. The selling stockholders may sell none, some or all of the shares offered by this prospectus. We cannot predict when or in what amounts a selling stockholder may sell any of the shares offered by this prospectus. We will not receive any proceeds from any such sale by any selling stockholder.

Investing in our common stock involves risks. Please carefully read the information under the headings “Forward-Looking Statements” on page ii and “Risk Factors” beginning on page 5 of this prospectus before you invest in our common stock.

Our common stock trades on The American Stock Exchange under the symbol “ABP.” On June 12, 2007, the closing price of our common stock on The American Stock Exchange was $4.06.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This Prospectus is dated ___________, 2007

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TABLE OF CONTENTS

Page
ABOUT THIS PROSPECTUS	ii
FORWARD-LOOKING INFORMATION	ii
SUMMARY	1
RISK FACTORS	5
USE OF PROCEEDS	15
DESCRIPTION OF CAPITAL STOCK	15
SELLING STOCKHOLDERS	18
PLAN OF DISTRIBUTION	20
LEGAL MATTERS	21
EXPERTS	22
WHERE YOU CAN FIND MORE INFORMATION	22
GLOSSARY OF TERMS	23

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission utilizing a “shelf” registration process or continuous offering process. Under this shelf registration process, the selling stockholders may, from time to time, sell the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities which may be offered by the selling stockholders. Each time a selling stockholder sells securities, the selling stockholder is required to provide you with this prospectus and, in certain cases, a prospectus supplement containing specific information about the selling stockholder and the terms of the securities being offered. That prospectus supplement may include additional risk factors or other special considerations applicable to those securities. Any prospectus supplement may also add, update, or change information in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in that prospectus supplement. You should read both this prospectus and any prospectus supplement together with additional information described under “Where You Can Find More Information.”

FORWARD-LOOKING INFORMATION

We make forward-looking statements throughout this prospectus and the documents included or incorporated by reference in this prospectus. Whenever you read a statement that is not simply a statement of historical fact (such as statements including words like “believe,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “estimate,” “could,” “potentially” or similar expressions), you must remember that these are forward-looking statements, and that our expectations may not be correct, even though we believe they are reasonable. The forward-looking information contained in this prospectus or in the documents included or incorporated by reference in this prospectus is generally located in the material set forth under the headings “Summary,” “Risk Factors,” “Business,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” but may be found in other locations as well. These forward-looking statements generally relate to our plans and objectives for future operations and are based upon our management’s reasonable estimates of future results or trends. The factors that may affect our expectations regarding our operations include, among others, the following:

•	our success in development, exploitation and exploration activities;
•	our ability to make planned capital expenditures;
•	declines in our production of natural gas and crude oil;
•	prices for natural gas and crude oil;
•	our ability to raise equity capital or incur additional indebtedness;
•	political and economic conditions in oil producing countries, especially those in the Middle East;
•	price and availability of alternative fuels;
•	our restrictive debt covenants;
•	our acquisition and divestiture activities;
•	weather conditions and events;
•	the proximity, capacity, cost and availability of pipelines and other transportation facilities;
•	results of our hedging activities; and
•	other factors discussed elsewhere in this prospectus and the documents incorporated by reference in this prospectus.

ii

SUMMARY

This summary highlights selected information from this prospectus, but does not contain all information that may be important to you. This prospectus includes specific terms of this offering, information about our business and financial data. To understand all of the terms of this offering and for a more complete understanding of our business, you should carefully read this entire prospectus, particularly the section entitled “Risk Factors”, our annual report on Form 10-K for the year ended December 31, 2006 and our quarterly report on Form 10-Q for the quarter ended March 31, 2007, including the consolidated financial statements and the notes to those financial statements included in those reports, all of which are incorporated by reference herein. The term “Abraxas” refers only to Abraxas Petroleum Corporation and the terms “we,” “us,” “our,” or the “Company,” refer to Abraxas Petroleum Corporation, together with its consolidated subsidiaries including Abraxas Energy Partners, L.P., unless the context otherwise requires. Except as otherwise noted, our consolidated financial, reserve and operating information includes the financial, reserve and operating information of Abraxas Energy Partners, L.P., which is consolidated for financial reporting purposes but is not wholly-owned by us. The terms “pro forma” or “on a pro forma basis” refer to what our business might have looked like if the transactions described under “Recent Developments” had occurred at the times indicated. We have provided definitions for some of the natural gas and crude oil industry terms used in this prospectus in the section entitled “Glossary of Terms.”

Our Business

Abraxas Petroleum Corporation is an independent energy company engaged primarily in the acquisition, development, exploration and production of natural gas and crude oil. Our principal means of growth has been through the acquisition and subsequent development and exploitation of producing properties. As a result of our historical acquisition activities, we have a number of development opportunities on our properties. In addition, Abraxas intends to expand upon its development activities with complementary exploration projects in our core areas of operation. Success in our development and exploration activities is critical to the maintenance and growth of our current production levels and associated reserves.

Our core areas of operation are in South and West Texas and east central Wyoming. As described in more detail below under “Recent Developments,” in May 2007, Abraxas formed a new limited partnership, Abraxas Energy Partners, L.P., which we refer to as the Partnership, and contributed certain of Abraxas’ producing properties located in South and West Texas to the Partnership and received a 47.2% interest in the Partnership. As a result, Abraxas now owns a smaller base of producing properties with a large inventory of high impact proved undeveloped and probable locations in Wyoming and in West and South Texas. Abraxas believes that a single successful well could have a significant impact on production and reserves. On June 7, 2007, for example, Abraxas announced the successful completion of a horizontal well drilled in the Oates SW Field area of West Texas. At June 7, 2007, the well was producing an average of 4.5 MMcfepd which represents a production increase of 145% over Abraxas’ first quarter of 2007 daily production on a pro forma basis. The Partnership owns producing properties which are characterized by long-lived reserves and established production profiles with an emphasis on natural gas.

At December 31, 2006, we owned interests in 101,815 gross acres (87,554 net acres) and operated properties accounting for approximately 95% of our PV-10, affording us substantial control over the timing and incurrence of operating and capital expenditures. On a pro forma basis, at December 31, 2006, Abraxas owned interests in approximately 88,250 gross acres (76,150 net acres), and operated properties accounting for approximately 99% of its PV-10 and the Partnership owned interests in approximately 16,400 gross acres (13,500 net acres), and operated properties accounting for approximately 90% of its PV-10. At December 31, 2006, estimated total proved reserves were 98.8 Bcfe with an aggregate PV-10 of $161 million. On a pro forma basis, at December 31, 2006, Abraxas’ estimated total proved reserves were 33.4 Bcfe with an aggregate PV-10 of $45 million and the Partnership’s estimated total proved reserves were 65.4 Bcfe with an aggregate PV-10 of $116 million.

Abraxas’ business strategy is to provide long term growth in net asset value per share, through the growth and expansion of its natural gas and crude oil reserves and production. Abraxas focuses on adding reserve value through careful evaluation and aggressive pursuit of natural gas and crude oil drilling and acquisition opportunities. As a result, Abraxas has a substantial inventory of projects, any one of which could provide a basis for significant production and reserve increases.

Several of the key elements of our strategy are the following:

Exploit and Develop Existing Property Base. Abraxas seeks to maximize the value of its existing assets by developing and exploiting its properties with the lowest risk and the highest production and reserve growth potential. Abraxas continually performs field studies of its existing properties and re-evaluates exploitation and development opportunities using advanced technologies, such as modern log analysis, reservoir modeling, 3-D seismic and horizontal drilling.

Pursue Successful Exploration Projects. Abraxas seeks to complement the development of its existing assets with an active exploration program within its core areas of operation and in other areas with similar characteristics. Abraxas utilizes 3-D seismic data and other technical applications, as appropriate, to manage its exploration risk.

Pursue Strategic Acquisitions. Abraxas focuses its acquisition efforts in areas where it can apply its technical expertise. To leverage its regional knowledge base, Abraxas seeks to acquire large acreage positions with significant drilling potential in its core areas and/or areas that exhibit similar characteristics to its existing properties.

Focus on Operational Control and High Working Interest. Abraxas endeavors to operate the majority of its properties as this affords Abraxas the ability to control the timing of projects. Similarly, retaining a high working interest further reinforces control, as a minority interest owner cannot force an action that may not be deemed prudent.

Maintain Natural Gas Focus. Abraxas’ portfolio of producing properties is largely concentrated in natural gas.

Recent Developments

On May 25, 2007, Abraxas completed a series of transactions which resulted in Abraxas’ refinancing and repaying all of its outstanding indebtedness. The following is a summary of these transactions.

Abraxas formed a limited partnership, Abraxas Energy Partners, L.P., which we refer to as the Partnership, pursuant to which Abraxas contributed certain assets located in South and West Texas to a wholly-owned subsidiary of the Partnership. The assets contributed had estimated proved reserves of approximately 65 Bcfe as of December 31, 2006 and accounted for approximately 85% of Abraxas’ daily production as of such date. Abraxas, through certain wholly-owned subsidiaries, owns an approximate 47.2% interest in the Partnership, consisting of 5,131,959 common units and 227,232 general partner units. The general partner of the Partnership, Abraxas General Partner, LLC, is a wholly-owned subsidiary of Abraxas.

The Partnership sold an approximate 52.8% interest, consisting of 6,002,408 common units at a purchase price of $16.66 per unit to various purchasers in a private placement. In connection with the private placement of the Partnership units, the Partnership entered into a registration rights agreement with regard to the limited partner units purchased by the investors. Under the registration rights agreement, as soon as practicable after May 25, 2007, the Partnership agreed (a) to prepare and file with the SEC a registration statement for (i) the initial public offering, or IPO, of the common units and (ii) a shelf registration statement for the resale of the common units by the investors and (b) to use its commercially reasonable efforts to cause the IPO registration statement and the shelf registration statement to be declared effective by February 14, 2008.

The Partnership entered into a $150 million senior secured revolving credit facility, of which $35 million was borrowed at closing, with Société Générale, as administrative agent and issuing lender, and the other lenders signatory thereto. Borrowing availability under the Partnership’s credit facility is subject to a borrowing base consistent with customary natural gas and crude oil lending transactions. Outstanding amounts under the Partnership’s credit facility bear interest at the reference rate announced from time to time by Société Générale plus 0.25% - 1.25% depending on utilization of the borrowing base or, if the Partnership elects, at the London Interbank Offered Rate plus 1.25% - 2.25%, depending on the utilization of the borrowing base. Subject to earlier termination rights and events of default, the Partnership’s credit facility’s stated maturity date is May 25, 2011. Interest is payable quarterly on reference rate advances and not less than quarterly on Eurodollar advances. Obligations under the Partnership’s credit facility are secured by a first priority perfected security interest, subject to certain permitted encumbrances, in all of the general partner’s, the Partnership’s and its subsidiary’s property and assets, other than the general partner’s general partner units.

Abraxas sold approximately $22.5 million of its common stock in a private placement offering to several purchasers of the Partnership units. The private placement consisted of 5,874,678 shares of common stock, at a purchase price of $3.83 per share. The purchase price reflected the 10-day volume weighted average price of Abraxas’ common stock prior to closing. The purchasers of the common stock were also issued five-year warrants to purchase up to an additional 1,174,939 shares of common stock, at an exercise price of $3.83 per share.

Net proceeds from these transactions of approximately $147.3 million (including $35.0 million borrowed under the Partnership’s credit facility ) were used to refinance and repay all of Abraxas’ and its subsidiaries’ outstanding indebtedness (including accrued and unpaid interest due June 1, 2007) and pay preformation and transaction expenses with the excess proceeds dedicated by Abraxas to fund future drilling opportunities and for general corporate purposes.

Abraxas, the Partnership and the purchasers of the common units of the Partnership also entered into an Exchange and Registration Rights Agreement dated May 25, 2007. Under the terms of this agreement, in the event that the Partnership has not consummated its initial public offering by November 15, 2008, which we refer to as the Trigger Date, the investors will have the right to convert their common units obtained in the private placement offering into shares of common stock. Each common unit will be convertible into a number of shares of common stock equal to $16.66 divided by the volume weighted average price of the common stock for the ten (10) business day period immediately prior to the first business day following the Trigger Date times 0.9. If stockholder approval is required for such issuance, Abraxas has agreed to call a special meeting of the stockholders within 60 days of November 15, 2008, which we refer to as the Exchange Filing Date, and the executive officers and directors of Abraxas have agreed to vote the shares of common stock then held by them in favor of such issuance. Under this agreement, Abraxas also agreed within 30 days of the Trigger Date, to prepare and file with the Securities and Exchange Commission a registration statement, which we refer to as the Exchange Registration Statement, to enable the resale of the common stock, which we refer to as the Exchange Shares, by the investors or their transferees from time to time over any national stock exchange on which the common stock is then traded, or in privately-negotiated transactions. If the Exchange Registration Statement is not declared effective by the 120th day following the Trigger Date (which period would be extended to the 180th day following the Trigger Date under certain circumstances), then in addition to any other rights the investors may have under the Exchange and Registration Rights Agreement or under applicable law, Abraxas is required to pay an amount in cash as liquidated damages and not as a penalty, equal to 1.0% of the product of $3.83 times the number of Exchange Shares then held by such investor for each 30-day period until the Exchange Registrations Statement is declared effective.

In addition, Abraxas has received a commitment letter for a new $50 million credit facility with Société Générale, which we refer to as the new credit facility. Borrowing availability under the new credit facility will be subject to a borrowing base consistent with customary natural gas and crude oil lending transactions. It is expected that the initial borrowing base will be $6,500,000. Outstanding amounts under the new credit facility will bear interest at the reference rate announced from time to time by Société Générale plus 0.5% - 1.5% depending on utilization of the borrowing base or, if Abraxas elects, at the London Interbank Offered Rate plus 1.5% - 2.5%, depending on the utilization of the borrowing base. Subject to earlier termination rights and events of default, the new credit facility’s stated maturity date will be four years after the date it is consummated. Interest will be payable quarterly on reference rate advances and not less than quarterly on Eurodollar advances. Obligations under the new credit facility will be secured by a first priority perfected security interest, subject to certain permitted encumbrances, in all of Abraxas’ property and assets.

The Offering

In connection with the private placement of Abraxas common stock and warrants, we agreed to prepare and file with the Securities and Exchange Commission, no later than June 25, 2007, a registration statement to enable the resale of the common stock by the selling stockholders or their transferees. Abraxas also agreed to use its commercially reasonable efforts to cause such registration statement to become effective prior to August 24, 2007 (subject to certain conditions) and to remain continuously effective for a period ending on the date that is the earlier of (i) the date on which the selling stockholder may sell all of the shares of common stock purchased pursuant to the private placement and then held by such selling stockholder without restriction under Rule 144(k), or (ii) such time as all of such shares of common stock purchased by such selling stockholder pursuant to the private placement have been sold or otherwise transferred pursuant to a registration statement or otherwise.

As a result of Abraxas’ obligations in connection with the private placement, Abraxas has filed a registration statement, of which this prospectus is a part, for the resale of a total of 7,049,617 shares of its common stock, consisting of the 5,874,678 shares of its common stock issued in the private placement and the 1,174,939 shares of common stock issuable upon exercise of the warrants issued in the private placement.

Corporate Information

Abraxas was originally incorporated in Texas in 1977 and re-incorporated in Nevada in 1990 when it became a public company. Abraxas’ common stock is listed on The American Stock Exchange under the symbol “ABP.” Abraxas’ principal offices are located at 500 North Loop 1604 East, Suite 100, San Antonio, Texas 78232, and its telephone number is (210) 490-4788. Abraxas’ internet address is www.abraxaspetroleum.com.

RISK FACTORS

Risks Related to Abraxas’ Business

Abraxas may not be able to fund the substantial capital expenditures that will be required for it to increase reserves and production.

Abraxas must make substantial capital expenditures to develop its existing reserves and to discover new reserves. Historically, Abraxas has financed capital expenditures primarily with cash flow from operations, borrowings under credit facilities and sales of producing properties, and expects to continue to do so in the future. Abraxas also anticipates receiving distributions of available cash from the Partnership. Abraxas cannot assure you that it will have sufficient capital resources in the future to finance its capital expenditures.

Volatility in natural gas and crude oil prices, the timing of both Abraxas’ and the Partnership’s drilling programs and drilling results will affect both Abraxas’ and the Partnership’s cash flow from operations as well as distributions of available cash by the Partnership to Abraxas. Lower prices and/or lower production of natural gas or crude oil will also decrease revenues and cash flow, thus reducing the amount of financial resources available to meet both Abraxas’ and the Partnership’s capital requirements, including reducing the amount available to pursue drilling opportunities. If Abraxas’ cash flow from operations does not increase as a result of planned capital expenditures, Abraxas’ cash flow from operations will first be required to satisfy debt service obligations and Abraxas’ planned capital expenditures would, by necessity, be decreased.

The borrowing base under Abraxas’ new credit facility and under the Partnership’s credit facility will be determined from time to time by the lenders, consistent with their customary natural gas and crude oil lending practices. Reductions in estimates of natural gas and crude oil reserves could result in a reduction in the borrowing bases, which would reduce the amount of financial resources available under both Abraxas’ new credit facility and the Partnership’s credit facility to meet their respective capital requirements. Such a reduction could be the result of lower commodity prices or production, inability to drill or unfavorable drilling results, adverse changes in natural gas and crude oil reserve engineering, the lenders’ inability to agree to an adequate borrowing base or adverse changes in the lenders’ practices regarding estimation of reserves.

If cash flow from operations or the borrowing bases decrease for any reason, both Abraxas’ and the Partnership’s ability to undertake exploitation and development activities would be adversely affected. As a result, both Abraxas’ and the Partnership’s ability to replace production may be limited. In addition, if either of the borrowing bases is reduced, Abraxas and/or the Partnership would be required to reduce the level of borrowings so that such borrowings do not exceed the applicable borrowing base. This could further reduce the cash available for capital spending and, if either Abraxas or the Partnership did not have sufficient capital to reduce its borrowing level, Abraxas and/or the Partnership may default under their respective credit facilities.

Abraxas has sold producing properties to provide it with liquidity and capital resources in the past and both Abraxas and the Partnership may do so in the future. After any such sale, we would expect to utilize the proceeds to drill new wells on our remaining properties. If we cannot replace the production lost from properties sold with production from the remaining properties, both Abraxas’ and the Partnership’s cash flow from operations, including distributions of available cash from the Partnership, will likely decrease which, in turn, would decrease the amount of cash available for additional capital spending.

Abraxas may be unable to acquire or develop additional reserves, in which case its results of operations and financial condition would be adversely affected.

Abraxas’ future natural gas and crude oil production, and therefore its success, is highly dependent upon its ability to find, acquire and develop additional natural gas and crude oil reserves that are profitable to produce. The rate of production from Abraxas’ natural gas and crude oil properties and proved reserves will decline as reserves are produced unless Abraxas acquires additional properties containing proved reserves, conducts successful development and exploitation activities or, through engineering studies, identifies additional behind-pipe zones or secondary recovery reserves. Abraxas cannot assure you that its exploration, exploitation and development activities will result in increases in its proved reserves. While Abraxas has had some success in pursuing these activities, Abraxas has not been able to fully replace the production volumes lost from natural field declines and prior property sales. As its proved reserves, and consequently its production, decline, Abraxas’ cash flow from operations and the amount that it is able to borrow under its new credit facility will also decline. In addition, approximately 71% of Abraxas’ and 42% of the Partnership’s total estimated proved reserves at December 31, 2006 were undeveloped. By their nature, estimates of undeveloped reserves are less certain. Recovery of such reserves will require significant capital expenditures and successful drilling operations. In addition, even if Abraxas is successful in its development efforts, it could take several years for a significant portion of these undeveloped reserves to generate positive cash flow.

Abraxas may not find any commercially productive natural gas or crude oil reservoirs.

We cannot assure you that any new wells Abraxas drills will be productive or that Abraxas will recover all or any portion of its capital investment employed in such drilling activities. Drilling for natural gas and crude oil may be unprofitable. Dry holes and wells that are productive but do not produce sufficient net revenues after drilling, operating and other costs are unprofitable. The inherent risk of not finding commercially productive reservoirs will be compounded by the fact that 71% of Abraxas’ and 42% of the Partnership’s total estimated proved reserves at December 31, 2006 were undeveloped. By their nature, estimates of undeveloped reserves are less certain. Recovery of such reserves will require significant capital expenditures and successful drilling operations. In addition, our properties may be susceptible to drainage from production by other operations on adjacent properties, which could make previously commercially productive reservoirs unprofitable. If the volume of natural gas and crude oil we produce decreases, our cash flow from operations and the amount of any distributions that Abraxas may receive from the Partnership will decrease.

Restrictive debt covenants could limit our growth and our ability to finance our operations, fund our capital needs, respond to changing conditions and engage in other business activities that may be in our best interests.

Abraxas’ new credit facility and the Partnership’s credit facility contain a number of significant covenants that, among other things, limit both Abraxas’ and the Partnership’s ability to:

•	incur or guarantee additional indebtedness and issue certain types of preferred stock or redeemable stock;
•	transfer or sell assets;
•	create liens on assets;
•

pay dividends or make other distributions on capital stock or make other restricted payments, including repurchasing, redeeming or retiring capital stock or subordinated debt or making certain investments or acquisitions;

•	engage in transactions with affiliates;
•	guarantee other indebtedness;
•	make any change in the principal nature of our business;
•	permit a change of control; or
•	consolidate, merge or transfer all or substantially all of the consolidated assets of Abraxas and our restricted subsidiaries.

In addition, both Abraxas’ new credit facility and the Partnership’s credit facility require each of them to maintain compliance with specified financial ratios and satisfy certain financial condition tests. Both Abraxas’ and the Partnership’s ability to comply with these ratios and financial condition tests may be adversely affected by events beyond our control, and we cannot assure you that either Abraxas or the Partnership will meet these ratios and financial condition tests. These financial ratio restrictions and financial condition tests could limit both Abraxas’ and the Partnership’s ability to obtain future financings, make needed capital expenditures, withstand a future downturn in our business or the economy in general or otherwise conduct necessary or desirable corporate activities.

A breach of any of these covenants or either Abraxas’ or the Partnership’s inability to comply with the required financial ratios or financial condition tests could result in a default under Abraxas’ new credit facility and/or the

Partnership’s credit facility. A default, if not cured or waived, could result in all of our indebtedness becoming immediately due and payable. If that should occur, we may not be able to pay all such debt or to borrow sufficient funds to refinance it. Even if new financing were then available, it may not be on terms that are acceptable or favorable to us.

The marketability of our production depends largely upon the availability, proximity and capacity of natural gas gathering systems, pipelines and processing facilities.

The marketability of our production depends in part upon processing and transportation facilities. Transportation space on such gathering systems and pipelines is occasionally limited and at times unavailable due to repairs, maintenance or improvements being made to such facilities or due to such space being utilized by other companies with priority transportation agreements. Our access to transportation options can also be adversely affected by U.S. federal and state regulation of natural gas and crude oil production and transportation, general economic conditions and changes in supply and demand for such products. These factors and the availability of markets for our natural gas and crude oil production are beyond our control. If market factors dramatically change significantly, the financial impact on us could be substantial and may adversely affect our ability to produce and market natural gas and crude oil.

Hedging transactions have in the past and may in the future impact our cash flow from operations.

Both Abraxas and the Partnership enter into hedging arrangements from time to time to reduce our exposure to fluctuations in natural gas and crude oil prices and to achieve more predictable cash flow. In 2005, Abraxas incurred a hedging loss of $592,000, resulting from the price floors it established. For the years ended December 31, 2004 and 2006, Abraxas recognized a gain from hedging activities of approximately $118,000 and $646,000, respectively. The Partnership’s credit facility requires the Partnership to enter into hedging arrangements for not less than 75% (nor more than 90%) of the Partnership’s projected natural gas and crude oil production. The Partnership entered into fixed price commodity swaps at current market prices on May 25, 2007 on approximately 75% of the Partnership’s projected proved developed reserves for the period from June 1, 2007 to December 31, 2010. For more information on risks associated with the Partnership’s hedging activities, see “Risks Related to Abraxas’ Ownership of General Partner Units and Common Units of the Partnership – The Partnership’s derivative activities could increase cash flow volatility and adversely affect its ability to pay distributions.”

The following table sets forth Abraxas’ hedge position at June 1, 2007:

Time Period	Notional Quantities	Price
July 2007	10,000 MMbtu of production per day	Floor of $4.25
August 2007	10,000 MMbtu of production per day	Floor of $5.00
September 2007	10,000 MMbtu of production per day	Floor of $5.50

We cannot assure you that the hedging transactions we have entered into, or will enter into, will adequately protect us from financial loss in the future due to circumstances such as:

•	highly volatile natural gas and crude oil prices;
•	our natural gas and crude oil price production being less than expected; or
•	a counterparty to one of our hedging transactions defaulting on its contractual obligations.

Lower natural gas and crude oil prices increase the risk of ceiling limitation write-downs.

We use the full cost method to account for our natural gas and crude oil operations. Accordingly, we capitalize the cost to acquire, explore for and develop natural gas and crude oil properties. Under full cost accounting rules, the net capitalized cost of natural gas and crude oil properties may not exceed a “ceiling limit” which is based upon the present value of estimated future net cash flows from proved reserves, discounted at 10%. If net capitalized costs of natural gas and crude oil properties exceed the ceiling limit, we must charge the amount of the excess to earnings. This is called a “ceiling limitation write-down.” This charge does not impact cash flow from operating activities, but does reduce our stockholders’ equity and earnings. The risk that we will be required to write-down the carrying value of natural gas and crude oil properties increases when natural gas and crude oil prices are low. In addition, write-downs may occur if we experience substantial downward adjustments to our estimated proved reserves. An expense recorded in one period may not be reversed in a subsequent period even though higher natural gas and crude oil prices may have increased the ceiling applicable to the subsequent period.

Abraxas has incurred ceiling limitation write-downs in the past. At June 30, 2002, for example, Abraxas recorded a ceiling limitation write-down of $28.2 million. We cannot assure you that we will not experience additional ceiling limitation write-downs in the future.

Abraxas depends on its Chairman, President and CEO and the loss of his services could have an adverse effect on its operations.

Abraxas depends to a large extent on Robert L. G. Watson, its Chairman of the Board, President and Chief Executive Officer, for our management and business and financial contacts. Mr. Watson may terminate his employment agreement with Abraxas at any time on 30 days notice, but, if he terminates without cause, he would not be entitled to the severance benefits provided under the terms of that agreement. Mr. Watson is not precluded from working for, with or on behalf of a competitor upon termination of his employment with Abraxas. If Mr. Watson were no longer able or willing to act as Abraxas’ Chairman, President and Chief Executive Officer, the loss of his services could have an adverse effect on our operations. In addition, in connection with the initial public offering by Abraxas’ previously wholly-owned subsidiary, Grey Wolf Exploration Inc., Abraxas, Grey Wolf and Mr. Watson agreed that Mr. Watson would continue to serve as Abraxas’ Chief Executive Officer and President and as the Chief Executive Officer and President of Grey Wolf, with Mr. Watson devoting two-thirds of his time to his positions and duties with Abraxas and one-third of his time to his position and duties with Grey Wolf. In consideration for receiving Mr. Watson’s services, Grey Wolf makes an annual payment to Abraxas of U.S. $100,000 and reimburses Abraxas for Mr. Watson’s expenses incurred in connection with providing such services.

Risks Related to Abraxas’ Ownership of General Partner Units and Common Units of the Partnership

The Partnership may not have sufficient cash flow from operations to pay the quarterly distributions on the general partner units and common units following establishment of cash reserves and payment of fees and expenses.

Under the terms of the Partnership’s partnership agreement, the amount of cash otherwise available for distribution will be reduced by the Partnership’s operating expenses and the amount of any cash reserve amounts that its general partner establishes to provide for future operations, future capital expenditures, future debt service requirements and future cash distributions to its unitholders, including Abraxas. The Partnership has informed Abraxas that the Partnership intends to reserve a substantial portion of its cash generated from operations to develop its natural gas and crude oil properties and to acquire additional natural gas and crude oil properties in order to maintain and grow the Partnership’s level of natural gas and crude oil reserves.

The amount of cash the Partnership actually generates will depend upon numerous factors related to its business that may be beyond its control, including among other things:

•	the amount of natural gas and crude oil it produces;
•	demand for and price of natural gas and crude oil;
•	continued drilling and development of natural gas and crude oil wells;
•	the level of the Partnership’s operating costs, including reimbursement of expenses to its general partner;
•	prevailing economic conditions; and
•	government regulation and taxation.

In addition, the actual amount of cash that the Partnership will have available for distribution will depend on other factors, including:

•	the level of its capital expenditures;
•	its ability to make borrowings under its credit facility to pay distributions;
•	sources of cash used to fund acquisitions;
•	debt service requirements and restrictions on distributions contained in its credit facility or future debt agreements;
•	fluctuations in its working capital needs;
•	general and administrative expenses;
•	cash settlement of hedging positions;
•	timing and collectibility of receivables; and
•	the amount of cash reserves, which the Partnership expects to be substantial, established by its general partner for the proper conduct of its business.

The Partnership is unlikely to be able to sustain its expected level of distributions without making accretive acquisitions or capital expenditures that maintain or grow its asset base. If the Partnership does not set aside sufficient cash reserves or make sufficient cash expenditures to maintain its asset base, it will be unable to pay distributions at the expected level from cash generated from operations and would likely reduce distributions.

Producing natural gas and crude oil reservoirs are characterized by declining production rates that vary based on reservoir characteristics and other factors. The rate of decline of the reserves and production from wells owned by the Partnership and included in Abraxas’ reserve report at December 31, 2006, will change if production from the Partnership’s existing wells declines in a different manner than has been estimated in such report and may change when the Partnership drills additional wells, makes acquisitions and under other circumstances. The Partnership’s future natural gas and crude oil reserves and production and its resulting cash flow and ability to make distributions depends on its success in developing and exploiting its current reserves efficiently and finding or acquiring additional recoverable reserves economically. The Partnership may not be able to develop, find or acquire additional reserves to replace its current and future production at acceptable costs, which would adversely affect its business, financial condition and results of operations and reduce cash available for distribution.

The Partnership is unlikely to be able to sustain its expected level of distributions without making accretive acquisitions or capital expenditures that maintain or grow its asset base. The Partnership will need to make substantial capital expenditures to maintain and grow its asset base, which will reduce cash available for distributions. Because the timing and amount of these capital expenditures fluctuate each quarter, the Partnership expects to reserve substantial amounts of cash each quarter to finance these expenditures over time. The Partnership may use the reserved cash to reduce indebtedness until it makes the capital expenditures. Over a longer period of time, if the Partnership does not set aside sufficient cash reserves or make sufficient expenditures to maintain its asset base, it will be unable to pay distributions at the expected level from cash generated from operations and would therefore expect to reduce cash distributions. If the Partnership does not make sufficient growth capital expenditures, it will be unable to sustain its business operations and therefore will be unable to maintain its proposed or current level of distributions and its business, financial condition and results of operations would be adversely affected.

To fund its growth capital expenditures, the Partnership will be required to use cash generated from operations, additional borrowings or the issuance of additional partnership interests, or some combination thereof.

Use of cash generated from operations by the Partnership will reduce cash available for distribution to Abraxas as a unitholder. The Partnership’s ability to borrow from its existing credit facility or to obtain additional bank financing or to access the capital markets for future equity or debt offerings may be limited by its financial condition at the time of any such borrowing, financing or offering and the covenants in its then-existing debt agreements, as well as by adverse market conditions resulting from, among other things, general economic conditions, operations and contingencies and uncertainties that are beyond the Partnership’s control. The Partnership’s failure to obtain the funds for necessary future capital expenditures could have a material adverse effect on its business, results of operations, financial condition and ability to pay distributions. Even if the Partnership is successful in obtaining the necessary funds, the terms of such financings could limit its ability to pay distributions to unitholders, including Abraxas. In addition, incurring additional debt may significantly increase the Partnership’s interest expense and financial leverage, and issuing additional partnership interests may result in significant unitholder dilution thereby increasing the aggregate amount of cash required to maintain the then-current distribution rate, which could have a material adverse effect on the Partnership’s ability to pay distributions at the then-current distribution rate.

The amount of cash the Partnership has available for distribution to unitholders, including Abraxas, depends primarily on the Partnership’s cash flow and not solely on profitability.

The amount of cash the Partnership has available for distribution depends primarily on its cash flow, including cash from financial reserves and working capital or other borrowings, and not solely on profitability, which will be affected by non-cash items. As a result, the Partnership may make cash distributions during periods when it records losses and may not make cash distributions during periods when it records net income.

If the Partnership does not make acquisitions on economically acceptable terms, its future growth and ability to pay or increase distributions will be limited and acquisitions may decrease available cash.

The Partnership’s ability to grow and to increase distributions to unitholders depends in part on its ability to make acquisitions that result in an increase in pro forma available cash per unit. The Partnership may be unable to make such acquisitions because it is:

•	unable to identify attractive acquisition candidates or negotiate acceptable purchase contracts with them;
•	unable to obtain financing for these acquisitions on economically acceptable terms; or
•	outbid by competitors.

If the Partnership is unable to acquire properties containing proved reserves, its total level of proved reserves will decline as a result of production, and it will be limited in its ability to increase or possibly even to maintain its level of cash distributions.

Any acquisitions the Partnership completes will be subject to substantial risks that could reduce its ability to make distributions to unitholders, including Abraxas.

Even if the Partnership completes acquisitions that it believes will increase pro forma available cash per unit, these acquisitions may nevertheless result in a decrease in pro forma available cash per unit. Any acquisition involves potential risks, including, among other things:

•	the validity of the assumptions about reserves, future production, revenues and costs, including synergies;
•	an inability to integrate successfully the businesses acquired;
•	a decrease in the Partnership’s liquidity by using a significant portion of its available cash or borrowing capacity to finance acquisitions;
•	a significant increase in the Partnership’s interest expense or financial leverage if it incurs additional debt to finance acquisitions;
•	the assumption of known or unknown liabilities, losses or costs for which the Partnership is not indemnified or for which its indemnity is inadequate;
•	the diversion of management’s attention from other business concerns;
•	an inability to hire, train or retain qualified personnel to manage and operate the Partnership’s growing business and assets;
•	the incurrences of other significant charges, such as impairment of goodwill or other intangible assets, asset devaluation or restructuring charges; and
•	unforeseen difficulties encountered in operating in new geographic areas.

The Partnership’s decision to acquire a property will depend in part on the evaluation of data obtained from production reports and engineering studies, geophysical and geological analyses and seismic and other information, the results of which are often inconclusive and subject to various interpretations.

Also, the reviews of acquired properties are inherently incomplete because it generally is not feasible to perform an in-depth review of the individual properties involved in each acquisition. Even a detailed review of records and properties may not necessarily reveal existing or potential problems, nor will it permit a buyer to become sufficiently familiar with the properties to fully assess their deficiencies and potential. Inspections may not always be performed on every well, and environmental problems, such as ground water contamination, are not necessarily observable even when an inspection is undertaken.

If the Partnership’s acquisitions do not generate expected increases in pro forma available cash per unit, the Partnership will be less able to make distributions to unitholders, including Abraxas.

The Partnership’s derivative activities could increase cash flow volatility and adversely affect its ability to pay distributions.

To achieve more predictable cash flow and to reduce its exposure to adverse fluctuations in the prices of natural gas and crude oil, the Partnership currently and may in the future enter into derivative arrangements for a significant portion of its natural gas and crude oil production, which could result in both realized and unrealized hedging losses.

The Partnership’s commodity price exposure is related largely to the effectiveness and scope of its derivative activities. For example, the derivative instruments the Partnership utilizes are based on posted market prices, which may differ significantly from the actual prices realized. Furthermore, the Partnership has adopted a policy that requires, and its credit facility mandates, that it enter into derivative transactions related to only a portion of its expected production volumes and, as a result, the Partnership will continue to have direct commodity price exposure on the unhedged portion of its production volumes.

The Partnership’s actual future production may be significantly higher or lower than it estimates at the time it enters into derivative transactions for such period. If the actual production amount is higher than estimated, it will have greater commodity price exposure than intended. If the actual production amount is lower than the amount that is subject to derivative financial instruments, the Partnership might be forced to satisfy all or a portion of its derivative transactions without the benefit of the cash flow from the sale or purchase of the underlying physical commodity, resulting in a substantial diminution of its liquidity. As a result of these factors, the Partnership’s derivative activities may not be as effective as it intends in reducing the volatility of its cash flows, and in certain circumstances may actually increase the volatility of its cash flows and adversely affect the Partnership’s ability to make distributions to unitholders, including Abraxas.

Risks Related to Our Industry

Market conditions for natural gas and crude oil, and particularly volatility of prices for natural gas and crude oil, could adversely affect our revenue, cash flows, profitability and growth.

Both Abraxas’ and the Partnership’s revenue, cash flows, profitability and future rate of growth depend substantially upon prevailing prices for natural gas and crude oil. Natural gas prices affect us more than crude oil prices because most of our production and reserves are natural gas. Prices also affect the amount of cash flow available for capital expenditures and our ability to borrow money or raise additional capital. Lower prices may also make it uneconomical for us to increase or even continue current production levels of natural gas and crude oil.

Prices for natural gas and crude oil are subject to large fluctuations in response to relatively minor changes in the supply and demand for natural gas and crude oil, market uncertainty and a variety of other factors beyond our control, including:

•	changes in foreign and domestic supply and demand for natural gas and crude oil;

•	political stability and economic conditions in oil producing countries, particularly in the Middle East;
•	general economic conditions;
•	domestic and foreign governmental regulation; and
•	the price and availability of alternative fuel sources.

In addition to decreasing our revenue and cash flow from operations, low or declining natural gas and crude oil prices could have additional material adverse effects on us, such as:

•	reducing the overall volume of natural gas and crude oil that we can produce economically, thereby adversely affecting our revenue, profitability and cash;
•	reducing the borrowing base under Abraxas’ new credit facility and the Partnership’s credit facility; and
•	impairing our borrowing capacity and our ability to obtain equity capital.

Estimates of our proved reserves and future net revenue are uncertain and inherently imprecise.

The process of estimating natural gas and crude oil reserves is complex, involving decisions and assumptions in evaluating the available geological, geophysical, engineering and economic data. Accordingly, these estimates are imprecise. Actual future production, natural gas and crude oil market prices, revenues, taxes, development costs and expenditures, operating expenses and quantities of recoverable natural gas and crude oil reserves most likely will vary from those estimated. Any significant variance will affect the estimated quantities and present value of reserves set forth in this report. In addition, we may adjust estimates of proved reserves to reflect production history, results of exploration and development, prevailing natural gas and crude oil prices and other factors, many of which are beyond our control.

The estimates of our reserves are based upon various assumptions about future production levels, prices and costs that may not prove to be correct over time. In particular, estimates of natural gas and crude oil reserves, future net revenue from proved reserves and the PV-10 thereof for our natural gas and crude oil properties are based on the assumption that future natural gas and crude oil prices remain the same as natural gas and crude oil prices at December 31, 2006. The sales prices as of such date used for purposes of such estimates were $5.83 per Mcf of natural gas and $56.42 per Bbl of crude oil. This compares with $8.84 per Mcf of natural gas and $56.92 per Bbl of crude oil as of December 31, 2005. These estimates also assume that Abraxas and the Partnership will make future capital expenditures of approximately $83.0 million in the aggregate through 2026, with the majority expected to be incurred from 2007 to 2012, which are necessary to develop and realize the value of proved undeveloped reserves on our properties. Any significant variance in actual results from these assumptions will materially affect the estimated quantity and value of reserves set forth in this report.

The present value of future net revenues we disclose may not be the current market value of our estimated natural gas and crude oil reserves. In accordance with SEC requirements, the estimated discounted future net cash flows from proved reserves are generally based on prices and costs as of the end of the period of the estimate. Actual future prices and costs may be materially higher or lower than the prices and costs as of the end of the year of the estimate. Any changes in consumption by natural gas purchasers or in governmental regulations or taxation will also affect actual future net cash flows. The timing of both the production and the expenses from the development and production of natural gas and crude oil properties will affect the timing of actual future net cash flows from proved reserves and their present value. In addition, the 10% discount factor, which is required by the SEC to be used in calculating discounted future net cash flows for reporting purposes, is not necessarily the most accurate discount factor. The effective interest rate at various times and the risks associated with us or the natural gas and crude oil industry in general will affect the accuracy of the 10% discount factor.

Our operations are subject to the numerous risks of natural gas and crude oil drilling and production activities.

Our natural gas and crude oil drilling and production activities are subject to numerous risks, many of which are beyond our control. These risks include the risk of fire, explosions, blow-outs, pipe failure, abnormally pressured formations, environmental hazards and terrorist attacks. Environmental hazards include oil spills, natural gas leaks, ruptures and discharges of toxic gases. In addition, title problems, weather conditions and events and mechanical difficulties or shortages or delays in delivery of drilling rigs and other equipment could negatively affect our operations. If any of these or other similar industry operating risks occur, we could have substantial losses. Substantial losses also may result from injury or loss of life, severe damage to or destruction of property, clean-up responsibilities, regulatory investigation and penalties and suspension of operations. In accordance with industry practice, we maintain insurance against some, but not all, of the risks described above. We cannot assure you that our insurance will be adequate to cover losses or liabilities.

Also, we cannot predict the continued availability of insurance at premium levels that justify its purchase.

We operate in a highly competitive industry which may adversely affect our operations, including our ability to secure drilling equipment to service our core areas.

We operate in a highly competitive environment. The principal resources necessary for the exploration and production of natural gas and crude oil are leasehold prospects under which natural gas and crude oil reserves may be discovered, drilling rigs and related equipment to explore for such reserves and knowledgeable personnel to conduct all phases of natural gas and crude oil operations. We must compete for such resources with both major natural gas and crude oil companies and independent operators. Many of these competitors have financial and other resources substantially greater than ours. In the past, we have had difficulty securing drilling equipment in certain of our core areas. Although we believe our current operating and financial resources are adequate to preclude any significant disruption of our operations in the immediate future, we cannot assure you that such materials and resources will be readily available or available at economically viable costs.

The unavailability or high cost of drilling rigs, equipment, supplies, insurance, personnel and crude oil field services could adversely affect our ability to execute our exploration and development plans on a timely basis and within our budget and adversely affect our business, financial condition and results of operations.

Our industry is cyclical and, from time to time, there is a shortage of drilling rigs, equipment, supplies, insurance or qualified personnel. During these periods, the costs and delivery times of rigs, equipment and supplies are substantially greater. In addition, the demand for, and wage rates of, qualified drilling rig crews rise as the number of active rigs in service increases. As a result of increasing levels of exploration and production in response to strong prices of natural gas and crude oil, the demand for oilfield services has risen and the costs of these services are increasing. These increased costs of production may adversely affect our business, financial condition and results of operations.

Our natural gas and crude oil operations are subject to various Federal, state and local regulations that materially affect our operations.

Matters regulated include permits for drilling operations, drilling and abandonment bonds, reports concerning operations, the spacing of wells and unitization and pooling of properties and taxation. At various times, regulatory agencies have imposed price controls and limitations on production. In order to conserve supplies of natural gas and crude oil, these agencies have restricted the rates of flow of natural gas and crude oil wells below actual production capacity. Federal, state and local laws regulate production, handling, storage, transportation and disposal of natural gas and crude oil, by-products from natural gas and crude oil and other substances and materials produced or used in connection with natural gas and crude oil operations. To date, our expenditures related to complying with these laws and for remediation of existing environmental contamination have not been significant. We believe that we are in substantial compliance with all applicable laws and regulations. However, the requirements of such laws and regulations are frequently changed. We cannot predict the ultimate cost of compliance with these or future requirements or their effect on our operations or results of operations.

Risks Related to the Common Stock

Abraxas does not pay dividends on common stock.

Abraxas has never paid a cash dividend on its common stock and the terms of the new credit facility will limit Abraxas’ ability to pay dividends on the common stock.

Shares eligible for future sale may depress Abraxas’ stock price.

At June 12, 2007, Abraxas had 48,753,403 shares of common stock outstanding of which 5,098,023 shares were held by affiliates and, in addition, 2,289,116 shares of common stock were subject to outstanding options granted under certain stock option plans (of which 1,759,116 shares were vested at June 12, 2007). At June 12, 2007, Abraxas also had warrants to purchase 1,174,939 shares of common stock outstanding which were sold to the selling stockholders in the private placement.

All of the shares of common stock held by our affiliates are restricted or control securities under Rule 144 promulgated under the Securities Act. The shares of the common stock issuable upon exercise of the stock options have been registered under the Securities Act. Sales of shares of common stock under Rule 144 or another exemption under the Securities Act or pursuant to a registration statement could have a material adverse effect on the price of the common stock and could impair our ability to raise additional capital through the sale of equity securities.

The price of Abraxas common stock has been volatile and could continue to fluctuate substantially.

Abraxas common stock is traded on The American Stock Exchange. The market price of the common stock has been volatile and could fluctuate substantially based on a variety of factors, including the following:

•	fluctuations in commodity prices;
•	variations in results of operations;
•	legislative or regulatory changes;
•	general trends in the industry;
•	market conditions; and
•	analysts’ estimates and other events in the natural gas and crude oil industry.

Abraxas may issue shares of preferred stock with greater rights than our common stock. Subject to the rules of The American Stock Exchange, Abraxas’ articles of incorporation authorize its board of directors to issue one or more series of preferred stock and set the terms of the preferred stock without seeking any further approval from holders of the common stock. Any preferred stock that is issued may rank ahead of the common stock in terms of dividends, priority and liquidation premiums and may have greater voting rights than the common stock.

Anti-takeover provisions could make a third party acquisition of Abraxas difficult.

Abraxas’ articles of incorporation and bylaws provide for a classified board of directors, with each member serving a three-year term, and eliminate the ability of stockholders to call special meetings or take action by written consent. Each of the provisions in the articles of incorporation and bylaws could make it more difficult for a third party to acquire Abraxas without the approval of its board. In addition, the Nevada corporate statute also contains certain provisions that could make an acquisition by a third party more difficult.

An active market may not develop for its common stock.

The common stock is quoted on The American Stock Exchange. While there is currently one specialist in the common stock, this specialist is not obligated to continue to make a market in the common stock. In this event, the liquidity of the common stock could be adversely impacted and a stockholder could have difficulty obtaining accurate stock quotes.

Future issuance of additional shares of our common stock could cause dilution of ownership interests and adversely affect the stock price.

Abraxas may in the future issue previously authorized and unissued securities, resulting in the dilution of the ownership interests of current stockholders and purchasers of common stock offered hereby. In addition, under the terms of the Exchange and Registration Rights Agreement, Abraxas may be required to issue additional shares of the common stock. Abraxas is currently authorized to issue 200,000,000 shares of common stock with such rights as determined by its board of directors. The potential issuance of such additional shares of common stock may create downward pressure on the trading price of the common stock. Abraxas may also issue additional shares of the common stock or other securities that are convertible into or exercisable for shares of common stock for capital raising or other business purposes. Future sales of substantial amounts of common stock, or the perception that sales could occur, could have a material adverse effect on the price of our common stock.

USE OF PROCEEDS

All of the shares of common stock covered by this prospectus are being sold by the selling stockholders. See “Selling Stockholders.” Abraxas will not receive any proceeds from these sales of shares of our common stock.

DESCRIPTION OF CAPITAL STOCK

Common Stock

Abraxas is currently authorized to issue up to 200,000,000 shares of common stock, par value $0.01 per share.

As of June 12, 2007, there were 48,753,403 shares of the common stock issued and outstanding. Holders of the common stock are entitled to cast one vote for each share held of record on all matters submitted to a vote of stockholders and are not entitled to cumulate votes for the election of directors. Holders of common stock do not have preemptive rights to subscribe for additional shares of common stock issued by us.

Holders of the common stock are entitled to receive dividends as may be declared by the Board of Directors out of funds legally available therefor.

Under the terms of Abraxas’ new credit facility, Abraxas may not pay dividends on shares of the common stock. In the event of liquidation, holders of the common stock are entitled to share pro rata in any distribution of Abraxas’ assets remaining after payment of liabilities, subject to the preferences and rights of the holders of any outstanding shares of preferred stock. All of the outstanding shares of the common stock are fully paid and nonassessable.

Preferred Stock

Abraxas’ articles of incorporation authorize the issuance of up to 1,000,000 shares of preferred stock, par value $0.01 per share, in one or more series. The Board of Directors is authorized, without any further action by the stockholders, to determine the dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption, liquidation preferences, sinking fund terms and other rights, preferences, privileges and restrictions of any series of preferred stock, the number of shares constituting any such series, and the designation thereof. The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of holders of any preferred stock that may be issued in the future.

Option Plans

Abraxas’ 2005 Employee Long-Term Equity Incentive Plan authorizes Abraxas to grant incentive stock options, non-qualified stock options and shares of restricted stock to its executive officers, as well as to all employees of Abraxas. Option grants generally have a term of 10 years and vest in equal increments over 4 years. Restricted stock grants vest in accordance with each individual grant agreement. Vesting is accelerated in certain events such as a change of control. A total of 1,200,000 shares of Abraxas common stock are reserved under the 2005 Employee Long Term Equity Incentive Plan, subject to adjustment following certain events, such as stock splits.

Pursuant to Abraxas’ 2005 Non-Employee Director Long Term Equity Incentive Plan, Abraxas also grants non-qualified stock options and restricted stock to non-employee directors. This plan is administered by the compensation committee and provides that each year, at the first regular meeting of the Board of Directors immediately following our annual stockholder’s meeting, each non-employee director shall be granted or issued awards of 10,000 shares of our common stock, for participation in Board and Committee meetings during the previous calendar year. We also pay each quarterly director’s retainer payment of $3,000 in shares of restricted stock pursuant to the 2005 Non-Employee Director Long Term Equity Incentive Plan. The number of shares issued to each non-employee director is calculated each quarter by dividing one-quarter of the then-established annual retainer fee by the closing price of our common stock on the date of each quarterly board meeting. Fractional shares are not issued; therefore, any shortfall of the then-established annual retainer fee will be paid in cash after the last quarterly board meeting of each year. Any non-employee director who leaves the Board during the calendar year is not eligible for any restricted stock awards after leaving the Board.

The compensation committee also administers our 1993 Key Contributor Stock Option Plan, 1994 Long Term Incentive Plan, Directors Restricted Share Plan and Director Stock Option Plan, each of which is now expired, but under which we previously granted restricted stock, incentive stock options and non-qualified stock options as permitted by such plans.

The following table sets forth the number of options issued and outstanding, the amount of those options outstanding that are fully vested and the average exercise price per share of such options under the 2005 Employee Long-Term Equity Incentive Plan, the 2005 Non-Employee Director Long Term Equity Incentive Plan, 1993 Key Contributor Stock Option Plan, 1994 Long Term Incentive Plan, Directors Restricted Share Plan and Director Stock Option Plan, as of December 31, 2006 as well as pursuant to the individual option agreement:

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity compensation plans approved by security holders	2,006,713	$ 2.52	1,245,218
Equity compensation plans not approved by security holders	450,403 (1)	$ 1.27	0

__________________

(1)

Other than the amount of shares and the exercise price, the director options were generally granted upon the same terms. The director options expire no later than 10 years from the grant date, become vested and exercisable in one-third increments as of each of the first and second anniversaries of the grant date, and as of the earliest to occur of (i) the date on which the optionee is replaced as a director of Abraxas as a result of the expiration of the optionee’s term and not as a result of optionee’s death, disability, resignation or removal from Abraxas’ Board of Directors for cause in accordance with Abraxas’ articles of incorporation, and optionee’s successor as a director of Abraxas is duly elected and qualified, or (ii) the third anniversary of the grant date.

Anti-takeover Effects of Certain Provisions of the Articles of Incorporation and Bylaws

Abraxas’ articles of incorporation and bylaws provide for the Board of Directors to be divided into three classes of directors serving staggered three-year terms. As a result, approximately one-third of the Board of Directors will be elected each year. The articles of incorporation and bylaws provide that the Board of Directors will consist of not less than three nor more than twelve members, with the exact number to be determined from time to time by the affirmative vote of a majority of directors then in office. The Board of Directors, and not the stockholders, has the authority to determine the number of directors. This provision could prevent any stockholder from obtaining majority representation on Abraxas’ Board of Directors by enlarging the Board of Directors and by filling the new directorships with the stockholder’s own nominees. In addition, directors may be removed by the stockholders only for cause.

The articles of incorporation and bylaws provide that special meetings of Abraxas’ stockholders may be called only by the Chairman of the Board, the President or a majority of the members of the Board of Directors. This provision may make it more difficult for stockholders to take actions opposed by the Board of Directors.

The articles of incorporation and bylaws provide that any action required to be taken or which may be taken by holders of our common stock must be effected at a duly called annual or special meeting of such holders, and may not be taken by any written consent of such stockholders. These provisions may have the effect of delaying consideration of a stockholder proposal until the next annual meeting unless a special meeting is called by the persons set forth above. The provisions of the articles of incorporation and bylaws prohibiting stockholder action by written consent could prevent the holders of a majority of the voting power of Abraxas from using the written consent procedure to take stockholder action and taking action by consent without giving all of our stockholders entitled to vote on a proposed action the opportunity to participate in determining such proposed action.

Anti-Takeover Statutes

Chapter 78 of the Nevada Revised Statutes, which we refer to as the Nevada GCL, contains two provisions, described below as “Combination Provisions” and the “Control Share Act,” that may make the unsolicited or hostile attempts to acquire control of a corporation through certain types of transactions more difficult.

Restrictions on Certain Combinations between Nevada Resident Corporations and Interested Stockholders.

The Nevada GCL includes certain provisions (the “Combination Provisions”) prohibiting certain “combinations” (generally defined to include certain mergers, disposition of assets transactions, and share issuance or transfer transactions) between a resident domestic corporation and an “interested stockholder” (generally defined to be the beneficial owner of 10% or more of the voting power of the outstanding shares of the corporation), except those combinations which are approved by the board of directors before the interested stockholder first obtained a 10% interest in the corporation’s stock. There are additional exceptions to the prohibition, which apply to combinations if they occur more than three years after the interested stockholder’s date of acquiring shares. The Combination Provisions apply unless the corporation elects against their application in its original articles of incorporation or an amendment thereto, or timely elected against their application in its bylaws no later than October 31, 1991. Abraxas’ articles of incorporation and bylaws do not currently contain a provision rendering the Combination Provisions inapplicable.

Nevada Control Share Act.

Nevada Revised Statutes 78.378 through 78.403, inclusive, which we refer to as the Control Share Act, imposes procedural hurdles on and curtails greenmail practices of corporate raiders. The Control Share Act temporarily disenfranchises the voting power of “control shares” of a person or group (“Acquiring Person”) purchasing a “controlling interest” in an “issuing corporation” (as defined in the Nevada GCL) not opting out of the Control Share Act. In this regard, the Control Share Act will apply to an “issuing corporation” unless, before an acquisition is made, the articles of incorporation or bylaws in effect on the tenth day following the acquisition of a controlling interest provide that it is inapplicable. Abraxas’ articles of incorporation and bylaws do not currently contain a provision rendering the Control Share Act inapplicable.

Under the Control Share Act, an “issuing corporation” is a corporation organized in Nevada which has 200 or more stockholders, at least 100 of whom are stockholders of record and residents of Nevada, and which does business in Nevada directly or through an affiliated company. Abraxas’ status at the time of the occurrence of a transaction governed by the Control Share Act (assuming that our articles of incorporation or bylaws have not theretofore been amended to include an opting out provision) would determine whether the Control Share Act is applicable.

The Control Share Act requires an Acquiring Person to take certain procedural steps before such Acquiring Person can obtain the full voting power of the control shares. “Control shares” are the shares of a corporation (1) acquired or offered to be acquired which will enable the Acquiring Person to own a “controlling interest,” and (2) acquired within 90 days immediately preceding that date. A “controlling interest” is defined as the ownership of shares which would enable the Acquiring Person to exercise certain graduated amounts (beginning with one-fifth) of all voting power of the corporation. The Acquiring Person may not vote any control shares without first obtaining approval from the stockholders not characterized as “interested stockholders” (as defined below).

To obtain voting rights in control shares, the Acquiring Person must file a statement at the registered office of the issuer (“Offeror’s Statement”) setting forth certain information about the acquisition or intended acquisition of stock. The Offeror’s Statement may also request a special meeting of stockholders to determine the voting rights to be accorded to the Acquiring Person. A special stockholders’ meeting must then be held at the Acquiring Person’s expense within 30 to 50 days after the Offeror’s Statement is filed. If a special meeting is not requested by the Acquiring Person, the matter will be addressed at the next regular or special meeting of stockholders.

At the special or annual meeting at which the issue of voting rights of control shares will be addressed, “interested stockholders” may not vote on the question of granting voting rights to control the corporation or its parent unless the articles of incorporation of the issuing corporation provide otherwise. Our articles of incorporation do not currently contain a provision allowing for such voting power.

If full voting power is granted to the Acquiring Person by the disinterested stockholders, and the Acquiring Person has acquired control shares with a majority or more of the voting power, then (unless otherwise provided in the articles of incorporation or bylaws in effect on the tenth day following the acquisition of a controlling interest) all stockholders of record, other than the Acquiring Person, who have not voted in favor of authorizing voting rights for the control shares, must be sent a “dissenter’s notice” advising them of the fact and of their right to receive “fair value” for their shares. Our articles of incorporation and bylaws do not provide otherwise. By the date set in the dissenter’s notice, which may not be less than 30 nor more than 60 days after the dissenter’s notice is delivered, any such stockholder may demand to receive from the corporation the “fair value” for all or part of his shares. “Fair value” is defined in the Control Share Act as “not less than the highest price per share paid by the Acquiring Person in an acquisition.”

The Control Share Act permits a corporation to redeem the control shares in the following two instances, if so provided in the articles of incorporation or bylaws of the corporation in effect on the tenth day following the acquisition of a controlling interest: (1) if the Acquiring Person fails to deliver the Offeror’s Statement to the corporation within 10 days after the Acquiring Person’s acquisition of the control shares; or (2) an Offeror’s Statement is delivered, but the control shares are not accorded full voting rights by the stockholders. Our articles of incorporation and bylaws do not address this matter.

Transfer Agent and Registrar

The transfer agent and registrar for the common stock is American Stock Transfer & Trust Company.

SELLING STOCKHOLDERS

We are registering the shares to permit the selling stockholders and their pledgees, donees, transferees and other successors-in-interest that receive their shares from the selling stockholders as a gift, partnership distribution or other non-sale related transfer after the date of this prospectus to resell the shares when and as they deem appropriate. The following table sets forth:

•	the name of each Selling Stockholder,
•

the number and percent of shares of our common stock that each Selling Stockholder beneficially owned prior to the offering for resale of the shares under this prospectus, including warrants to purchase common shares and options to purchase common shares that are exercisable within 60 days of the date of this prospectus,

•	the number of shares of the common stock that may be offered for resale for the account of each Selling Stockholder under this prospectus, and
•

the number and percent of shares of the common stock to be beneficially owned by each Selling Stockholder after the offering of the resale shares (assuming all of the offered resale shares are sold by each Selling Stockholder).

The number of shares in the column “Number of Shares Being Offered” represents all of the shares that each Selling Stockholder may offer under this prospectus. Abraxas does not know how long each Selling Stockholder will hold the shares before selling them or how many shares they will sell and we currently have no agreements, arrangements or understandings with the stockholders regarding the sale of any of the resale shares. The shares offered by this prospectus may be offered from time to time by each Selling Stockholder listed below.

This table is prepared solely based on information supplied to us by the listed Selling Stockholder, any Schedules 13D or 13G and Forms 3 and 4, and other public documents filed with the SEC, and assumes the sale of all of the resale shares.

SELLING STOCKHOLDERS

Name	Shares of Common Stock Beneficially Owned Prior to Offering	Percentage	Number of Shares Being Offered	Shares of Common Stock Beneficially Owned After the Offering	Percentage
Lehman Brothers MLP Opportunity Fund L.P. (1)	1,566,581	3.19%	1,566,581	0	0
Michael J. Cannon (1)	1,566,581	3.19%	1,566,581	0	0
Kyriacos A. Loupis (1)	1,566,581	3.19%	1,566,581	0	0
Jeffrey P. Wood (1)	1,566,581	3.19%	1,566,581	0	0
Citigroup Global Markets, Inc. (2)	1,566,581	3.19%	1,566,581	0	0
Brendan O’Dea (2)	1,566,581	3.19%	1,566,581	0	0
Third Point Offshore Fund, Ltd. (3)	1,042,403	2.13%	1,042,403	0	0
Third Point Ultra Ltd. (3)	139,425	*	139,425	0	0
Third Point Partners LP (3)	138,800	*	138,800	0	0
Third Point Partners Qualified LP (3)	128,460	*	128,460	0	0
Third Point LLC (3)	1,449,088	2.96%	1,449,088	0	0
Daniel S. Loeb (3)	1,449,088	2.96%	1,449,088	0	0
Fiduciary/Claymore Opportunity Fund (4)	685,380	1.40%	685,380	0	0
Energy Income and Growth Fund (4)	293,734	*	293,734	0	0
FAMCO MLP Partners, LLC, Series ABP-1 (4)	195,822	*	195,822	0	0
Hartz Capital MLP, LLC (5)	195,824	*	195,824	0	0
Edward J. Stern (5)	195,824	*	195,824	0	0
Ronald J. Bangs (5)	195,824	*	195,824	0	0
Jonathan B. Schindel (5)	195,824	*	195,824	0	0
Valley Energy Investment Fund U.S., L.P. (6)	1,096,607	2.24%	1,096,607	0	0

* Less than 1%

______________

(1)

Michael J. Cannon, Kyriacos A. Loupis and Jeffrey P. Wood in their capacity as portfolio managers, share voting and investment control over the shares held by Lehman Brothers MLP Opportunity Fund L.P. Each of Messers. Wood, Cannon and Loupis disclaims beneficial ownership of all of such shares. The address of Lehman Brothers MLP Opportunity Fund L.P. is 399 Park Avenue, 9th Floor, New York, NY 10022.

(2)

Brendan O’Dea in his capacity as director, has voting and investment control over the shares held by Citigroup Global Markets, Inc. Mr. O’Dea disclaims beneficial ownership of all of such shares. The address of Citigroup Global Markets, Inc. is 390 Greenwich Street, 3rd Floor, New York, NY 10013. Citigroup Global Markets, Inc. is a broker-dealer registered pursuant to Section 15(b) of the Exchange Act and is a member of the NASD. Citigroup Global Markets, Inc. (i) purchased the securities for its own account, not as a nominee or agent, in the ordinary course of business and with no intention of selling or otherwise distributing any transaction in violation of securities laws and (ii) at the time of purchase, Citigroup Global Markets, Inc. did not have any agreement or understanding, direct or indirect, with any other person to sell or otherwise distribute the securities purchased.

(3)

Third Point LLC, and Daniel S. Loeb in his capacity as the CEO of Third Point LLC, have voting and investment control over the shares held by Third Point Offshore Fund, Ltd., Third Point Ultra Ltd., Third Point Partners LP and Third Point Partners Qualified LP. Third Point LLC is the investment advisor for Third Point Offshore Fund, Ltd., Third Point Ultra Ltd., Third Point Partners LP and Third Point Partners Qualified L.P. Third Point LLC and Mr. Loeb disclaim beneficial ownership of all of such shares. The address of Third Point LLC is 390 Park Avenue, 18th Floor, New York, NY 10022.

(4)

An investment committee of Fiduciary Asset Management, LLC (“FAMCO”), whose members may change from time to time, has voting and investment control over the shares held by Fiduciary/Claymore Opportunity Fund, Energy Income and Growth Fund and FAMCO MLP Partners, LLC, Series ABP-1. The members of the investment committee disclaim beneficial ownership of all such shares. On April 13, 2007, Piper Jaffray Companies (“PJC”), a broker-dealer registered pursuant to Section 15(b) of the Exchange Act and a member of the NYSE and FAMCO, announced the acquisition of FAMCO by PJC. According to the announcement, the transaction is expected to close in the third quarter of 2007, subject to certain regulatory approvals and customary closing conditions. The address of Fiduciary/Claymore Opportunity Fund, Energy Income and Growth Fund and FAMCO MLP Partners, LLC, Series ABP-1 is 8112 Maryland Avenue, Suite 400, St. Louis, MO 63105.

(5)

Edward J. Stern, Ronald J. Bangs and Jonathan B. Schindel, in their capacity as officers of Hartz Capital, Inc., which is the sole manager of Hartz Capital MLP, LLC, share voting and investment control over the shares held by Hartz Capital MLP, LLC. Each of Messers. Bangs and Schindel disclaims beneficial ownership of all of such shares. The address of Hartz Capital MLP, LLC is 400 Plaza Drive, Secaucus, NJ 07094.

(6)

An investment committee composed of employees of Merrill Lynch & Co., whose members may change from time to time, has voting and investment control over the shares held by Valley Energy Investment Fund U.S., L.P. The members of the investment committee disclaim beneficial ownership of all such shares. The address of Valley Energy Investment Fund U.S., L.P. is 20 East Greenway Plaza, Suite 950, Houston, TX 77046.

PLAN OF DISTRIBUTION

The common stock is being registered to permit public secondary trading of these securities by the selling stockholders from time to time after the date of this prospectus. Abraxas has agreed, among other things, to bear all expenses (other than underwriting discounts and selling commissions) in connection with the registration and sale of the common stock covered by this prospectus. Abraxas will not receive any of the proceeds from the offering of the common stock by the selling stockholders.

We have been advised by the selling stockholders that the selling stockholders may sell all or a portion of the common stock beneficially owned by them and offered hereby from time to time on any exchange on which the securities are listed on terms to be determined at the times of such sales. The selling stockholders may also make private sales directly or through a broker or brokers. Alternatively, the selling stockholders may from time to time offer the common stock beneficially owned by them through underwriters, dealers or agents, who may receive compensation in the form of underwriting discounts, commissions or concessions from the selling stockholders and the purchasers of the common stock for whom they may act as agent. The aggregate proceeds to the selling stockholders from the sale of the common stock will be the purchase price of such common stock less discounts and commissions, if any.

The common stock may be sold from time to time in one or more transactions at fixed offering prices, which may be changed, or at varying prices determined at the time of sale or at negotiated prices. These prices will be determined by the holders of such securities or by agreement between these holders and underwriters or dealers who may receive fees or commissions in connection therewith. These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the transaction. In connection with sales of the common stock or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers or others, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell the common stock short and deliver the common stock to close out short positions, or loan or pledge the common stock to broker-dealers or others that in turn may sell such securities. The selling stockholders may pledge or grant a security interest in some or all of the common stock owned by them and if a selling stockholder defaults in the performance of its secured obligations, the pledgees or secured parties may offer and sell such selling stockholder’s pledged common stock from time to time pursuant to this prospectus. The selling stockholders also may transfer and donate shares of the common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling stockholders for purposes of the prospectus. The selling stockholders may sell short the common stock and may deliver this prospectus in connection with such short sales and use the shares of the common stock covered by the prospectus to cover such short sales. In addition, any shares of the common stock covered by this prospectus that qualify for sale pursuant to Rule 144 or any other available exemption from registration under the Securities Act may be sold under Rule 144 or such other available exemption.

At the time a particular offering of shares of the common stock covered by this prospectus is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate number of shares of the common stock being offered and the terms of the offering, including the name or names of any underwriters, dealers, brokers or agents, if any, and any discounts, commissions or concessions allowed or reallowed to be paid to brokers or dealers.

Selling stockholders and any underwriters, dealers, brokers or agents who participate in the distribution of the common stock may be deemed to be “underwriters” within the meaning of the Securities Act and any profits on the sale of the common stock by them and any discounts, commissions or concessions received by any such underwriters, dealers, brokers or agents may be deemed to be underwriting discounts and commissions under the Securities Act.

The selling stockholders and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M which may limit the timing of purchases and sales of the common stock by the selling stockholders and any other such person. Furthermore, Regulation M under the Securities Exchange Act may restrict the ability of any person engaged in a distribution of the common stock being distributed for a period of up to five business days prior to the commencement of such distribution. All of the foregoing may affect the marketability of the common stock and the ability of any person or entity to engage in market-making activities with respect to the common stock.

Abraxas will use its reasonable efforts to keep the registration statement of which this prospectus is a part effective until the earliest of (a) the date all common stock covered by this prospectus has been sold or otherwise transferred pursuant to a registration statement or otherwise and (b) the expiration of 180 days following the holding period applicable to such securities held by persons that are not our affiliates under Rule 144(k) under the Securities Act or any successor provision, subject to certain permitted exceptions.

LEGAL MATTERS

The validity of the issuance of the common stock covered by this prospectus has been passed upon for us by Jackson Walker L.L.P., San Antonio, Texas.

EXPERTS

The financial statements and management’s report on the effectiveness of internal control over financial reporting, incorporated by reference in this prospectus have been audited by BDO Seidman, LLP, an independent registered public accounting firm, to the extent and for the periods set forth in their report incorporated herein by reference, and are incorporated herein in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

The historical reserve information prepared by DeGolyer and MacNaughton included in this prospectus has been included herein in reliance upon the authority of such firm as experts with respect to matters contained in such reserve reports.

WHERE YOU CAN FIND MORE INFORMATION

Abraxas’ SEC filings are available to the public over the Internet at the SEC’s web site at www.sec.gov. You may also read and copy any document we file at the SEC’s public reference rooms located at 100 F. Street, N.E., Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges.

Also, using Abraxas’ website, www.abraxaspetroleum.com, you can access electronic copies of documents we file with the SEC, including Abraxas’ annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K and any amendments to those reports. Information on Abraxas’ website is not incorporated by reference in this prospectus. Access to those electronic filings is available as soon as practical after filing with the SEC. You may also request a copy of those filings, including exhibits, at no cost by writing, emailing or telephoning Abraxas’ principal executive office, which is:

500 North Loop 1604 East, Suite 100

San Antonio, Texas 78232

Attn: Chris Williford

(210) 490-4788

This prospectus is part of a registration statement that we have filed with the SEC relating to the securities offered hereby. As permitted by SEC rules, this prospectus does not contain all of the information we have included in the registration statement and the accompanying exhibits and schedules we file with the SEC. You may refer to the registration statement, exhibits and schedules for more information about us and such securities. The registration statement, exhibits and schedules are available at the SEC’s public reference room or through its Internet website.

The SEC allows us to “incorporate by reference” the information we have filed with it, which means that we can disclose important information to you by referring you to those documents. The information we incorporate by reference is an important part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. The following documents Abraxas filed with the SEC pursuant to the Exchange Act are incorporated herein by reference:

•	Abraxas’ Annual Report on Form 10-K for the fiscal year ended December 31, 2006, filed with the Commission on March 14, 2007;
•	The amendment to Abraxas’ Annual Report on Form 10-K for the fiscal year ended December 31, 2006, filed on Form 10-K/A Number 1 filed with the Commission on April 30, 2007;
•	Abraxas’ Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, filed with the Commission on May 15, 2007;
•	Abraxas’ Current Report on Form 8-K filed with the Commission on May 31, 2007; and
•

The description of Abraxas’ common stock contained in Abraxas’ Registration Statement on Form 8-A, filed on August 17, 2000, including any amendments or reports filed for the purpose of updating such description.

Notwithstanding the foregoing, information that Abraxas elects to furnish, but not file, or has furnished, but not filed, with the Commission in accordance with Commission rules and regulations is not incorporated into this Registration Statement and does not constitute a part hereof.

All documents filed by Abraxas pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (excluding any information furnished pursuant to Item 2.02 or Item 7.01 on any current report on Form 8-K) subsequent to the date of this filing and prior to the termination of this offering shall be deemed to be incorporated in this prospectus and to be a part hereof from the date of the filing of such document. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this prospectus, or in any other subsequently filed document which is also incorporated or deemed to be incorporated by reference, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

GLOSSARY OF TERMS

Unless otherwise indicated in this prospectus, natural gas volumes are stated at the legal pressure base of the State or area in which the reserves are located at 60 degrees Fahrenheit. Natural gas equivalents are determined using the ratio of six Mcf of natural gas to one barrel of crude oil, condensate or NGLs.

The following definitions shall apply to the technical terms used in this prospectus.

Terms used to describe quantities of natural gas and crude oil

“Bbl” – barrel or barrels.

“Bcf” – billion cubic feet.

“Bcfe” – billion cubic feet equivalent.

“BoE” – barrels of oil equivalent.

“MBbl” – thousand barrels.

“Mcf” – thousand cubic feet.

“Mcfe” – thousand cubic feet equivalent.

“MMBbls” – million barrels.

“MMbtu” – million British Thermal Units.

“MMcf” – million cubic feet.

“Mmcfe” – million cubic feet equivalent.

“MMcfepd” – million cubic feet equivalent per day.

“MMcfpd” – million cubic feet per day.

Terms used to describe our interests in wells and acreage

“Developed acreage” means acreage which consists of acres spaced or assignable to productive wells.

“Gross” natural gas and crude oil wells or “gross” wells or acres is the number of wells or acres in which we have an interest.

“Net” natural gas and crude oil wells or “net” acres are determined by multiplying “gross” wells or acres by our working interest in such wells or acres.

“Productive” well means an exploratory or a development well that is not a dry hole.

“Undeveloped acreage” means leased acres on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of natural gas and crude oil, regardless of whether or not such acreage contains proved reserves.

Terms used to assign a present value to or to classify our reserves

“Proved reserves” or “reserves” means natural gas and crude oil, condensate and NGLs on a net revenue interest basis, found to be commercially recoverable.

“Proved undeveloped reserves” includes those proved reserves expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required for recompletion.

“PV-10” means estimated future net revenue, discounted at a rate of 10% per annum, before income taxes and with no price or cost escalation or de-escalation in accordance with guidelines promulgated by the SEC.

Terms used to describe costs

“DD&A” means depletion, depreciation and amortization.

“LOE” means lease operating expenses and production taxes.

Terms used to describe types of wells

“Development well” means a well drilled within the proved area of a natural gas or crude oil reservoir to the depth of stratigraphic horizon (rock layer or formation) known to be productive for the purpose of extraction of proved natural gas or crude oil reserves.

“Dry hole” means an exploratory or development well found to be incapable of producing either crude oil or gas in sufficient quantities to justify completion as a natural gas or crude oil well.

“Exploratory well” means a well drilled to find and produce natural gas or crude oil in an unproved area, to find a new reservoir in a field previously found to be producing natural gas or crude oil in another reservoir, or to extend a known reservoir.

“Productive wells” mean producing wells and wells capable of production.

“Service Well” is a well used for water injection in secondary recovery projects or for the disposal of produced water.

Other terms

“Charge” means an encumbrance, lien, claim or other interest in property securing payment or performance of an obligation.

“EBITDA” means earnings from before income taxes, interest expense, DD&A and other non-cash charges.

“NGL” means natural gas liquid.

“NYMEX” means the New York Mercantile Exchange.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

The following statement sets forth the estimated amounts of expenses, other than underwriting discounts, to be borne by us in connection with the offering described in this Registration Statement:

Securities and Exchange Commission Registration Fee	$879
Printing and Engraving Expenses	$1,000
Accounting Fees and Expenses	$13,000
Legal Fees and Expenses	$25,000
Listing Fee	$45,000
Miscellaneous Expenses	$9,000
Total Expenses	$93,879

Item 15. Indemnification of Directors And Officers

Chapter 78 of the Nevada Revised Statutes (the “Nevada Statute”) contains provisions that eliminate the personal monetary liability of directors and officers to us and our stockholders as a result of any act or failure to act in his capacity as a director or officer. To the extent certain claims against directors or officers are limited to equitable remedies, these may reduce the likelihood of derivative litigation and may discourage stockholders or management from initiating litigation against directors or officers for breach of their duty of care. Additionally, equitable remedies may not be effective in many situations. If a stockholder’s only remedy is to enjoin the completion of the Board of Director’s action, this remedy would be ineffective if the stockholder did not become aware of a transaction or event until after it had been completed. In such a situation, it is possible that we and our stockholders would have no effective remedy against the directors or officers.

Liability for monetary damages has not been eliminated for acts or omissions which involve intentional misconduct, fraud or a knowing violation of law or payment of an improper dividend in violation of section 78.300 of the Nevada Statute. The limitation of liability also does not eliminate or limit director liability arising in connection with causes of action brought under the Federal securities laws.

The Nevada Statute permits a corporation to indemnify certain persons, including officers and directors, who are (or are threatened to be made) parties to actions, suits or proceedings against all expenses (including attorneys’ fees) actually and reasonably incurred by, or imposed upon, him in connection with the defense by reason of his being or having been a director or officer if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful; provided, however, that indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper. The indemnification pursuant to the Nevada Statute and advancement of expenses authorized in or ordered by a court pursuant to the Nevada Statute does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court or for the advancement of expenses made pursuant to the Nevada Statute, may not be made to or on behalf of any director or officer if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action. Indemnification continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person. Abraxas’ bylaws provide indemnification to the same extent allowed pursuant to the foregoing provisions of the Nevada Statute.

Nevada corporations also are authorized to obtain insurance to protect officers and directors from certain liabilities, including liabilities against which the corporation cannot indemnify its directors and officers. Abraxas currently has a directors’ and officers’ liability insurance policy in effect providing $10.0 million in coverage and an additional $1.0 million in coverage for certain employment related claims.

Abraxas has entered into indemnity agreements with each of its directors and officers. These agreements provide for indemnification to the extent permitted by the Nevada Statute.

Item 16. Exhibits

The following Exhibits either are filed as part of this registration statement or incorporated by reference to documents previously filed or will be filed by amendment. Exhibit numbers correspond to the exhibits required by Item 601 of Regulation S-K.

Number	Description
3.1	Articles of Incorporation of Abraxas. (Filed as Exhibit 3.1 to Abraxas’ Registration Statement on Form S-4, No. 33-36565 (the “S-4 Registration Statement”))
3.2	Articles of Amendment to the Articles of Incorporation of Abraxas dated October 22, 1990. (Filed as Exhibit 3.3 to the S-4 Registration Statement).
3.3	Articles of Amendment to the Articles of Incorporation of Abraxas dated December 18, 1990. (Filed as Exhibit 3.4 to the S-4 Registration Statement).
3.4

Articles of Amendment to the Articles of Incorporation of Abraxas dated June 8, 1995. (Filed as Exhibit 3.4 to Abraxas’ Registration Statement on Form S-3, No. 333-00398 (the “S-3 Registration Statement”)).

3.5	Articles of Amendment to the Articles of Incorporation of Abraxas dated as of August 12, 2000. (Filed as Exhibit 3.5 to Abraxas’ Annual Report of Form 10-K filed April 2, 2001).
3.6	Amended and Restated Bylaws of Abraxas. (Filed as Exhibit 3.6 to Abraxas’ Annual Report on Form 10-K filed April 5, 2002).
4.1	Specimen Common Stock Certificate of Abraxas. (Filed as Exhibit 4.1 to the S-4 Registration Statement).
4.2	Specimen Preferred Stock Certificate of Abraxas. (Filed as Exhibit 4.2 to Abraxas’ Annual Report on Form 10-K filed on March 31, 1995).
4.3	Form of Warrant dated May 25, 2007. (Filed as Exhibit 10.7 to Abraxas’ Current Report on Form 8-K filed with the Commission on May 31, 2007).
*5.1	Opinion of Jackson Walker L.L.P.
*23.1	Consent of BDO Seidman, LLP. (Filed herewith).
*23.2	Consent of DeGolyer and MacNaughton.
*23.3	Consent of Jackson Walker L.L.P. (Filed with Exhibit 5.1).
*24.1	Power of Attorney of Craig S. Bartlett, Jr.

*24.2	Power of Attorney of Franklin A. Burke.
*24.3	Power of Attorney of Harold D. Carter.
*24.4	Power of Attorney of Ralph F. Cox.
*24.5	Power of Attorney of Barry J. Galt.
*24.6	Power of Attorney of Dennis E. Logue.
*24.7	Power of Attorney of Paul A. Powell, Jr .
*	Filed herewith

Item 17. Undertakings

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes:

(1)

To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement (other than as provided in the proviso and instructions to Item 512(a) of Regulation S-K) (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)

That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(4)

That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5)

For the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Antonio, State of Texas, on June 14, 2007.

ABRAXAS PETROLEUM CORPORATION

(Registrant)

By: /s/ Robert L. G. Watson

Robert L. G. Watson, Chairman of the Board,

President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Name and Title	Date
/s/ Robert L. G. Watson Robert L. G. Watson	Chairman of the Board, President and Chief Executive Officer, (Principal Executive Officer) and Director	June 14, 2007
/s/ Chris E. Williford Chris E. Williford	Executive Vice President, Treasurer, and Chief Financial Officer (Principal Financial and Accounting Officer)	June 14, 2007
* Craig S. Bartlett, Jr.	Director	June 14, 2007
* Franklin A. Burke	Director	June 14, 2007
* Harold D. Carter	Director	June 14, 2007
* Ralph F. Cox	Director	June 14, 2007
* Barry J. Galt	Director	June 14, 2007
* Dennis E. Logue	Director	June 14, 2007
* Paul A. Powell, Jr.	Director	June 14, 2007

* By: /s/ Chris E. Williford

Chris E. Williford

Attorney-in-Fact

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION
5.1	Opinion of Jackson Walker L.L.P.
23.1	Consent of BDO Seidman, LLP
23.2	Consent of DeGolyer and MacNaughton
24.1	Power of Attorney of Craig S. Bartlett, Jr.
24.2	Power of Attorney of Franklin A. Burke
24.3	Power of Attorney of Harold D. Carter
24.4	Power of Attorney of Ralph F. Cox
24.5	Power of Attorney of Barry J. Galt
24.6	Power of Attorney of Dennis E. Logue
24.7	Power of Attorney of Paul A. Powell, Jr.